Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 6, 2025

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$400 million 4.500% Senior Notes Due January 8, 2027

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$400 million
Trade Date:	January 6, 2025
Settlement Date (T+3)**:	January 9, 2025
Maturity Date:	January 8, 2027
Benchmark Treasury:	4.250% due December 31, 2026
Benchmark Treasury Yield
and Price:	4.262%; 99-31 1/4
Spread to Treasury:	+25 basis points
Reoffer Yield:	4.512%
Coupon:	4.500%
Coupon Payment Dates:	Semi-annually on January 8 and July 8, commencing on July 8, 2025 (short first coupon) and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.977% plus accrued interest from January 9, 2025
Gross Spread:	0.100%
Net Proceeds (%):	99.877% plus accrued interest from January 9, 2025
Net Proceeds ($):	$399,508,000 plus accrued interest from January 9, 2025
CUSIP / ISIN:	24422EXY0 / US24422EXY03
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Co-Managers:	Commerz Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.